COVA acquisition corp.

530 Bush Street, Suite 703

San Francisco, CA 94108

February 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Erin E. Martin Mr. Ruairi Regan

Re:	COVA Acquisition Corp. Registration Statement on Form S-1

File No. 333-252273

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, COVA Acquisition Corp. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-1 to become effective on February 4, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan at (617) 880-2219.

[Signature Page Follows]

Very truly yours,

COVA Acquisition Corp.

By:	/s/ Jun Hong Heng
Name:	Jun Hong Heng
Title:	Chief Executive Officer

cc:	Albert W. Vanderlaan, Orrick, Herrington & Sutcliffe LLP

Michael Lockwood, Maples and Calder

[Signature Page to Acceleration Request]